# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Airbnb, Inc., CIK 0001559720
CUSIP: 009066101
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 888 Brannan Street, San Francisco, California (CA), 94103
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001834171

## Reporting persons
- Joseph Gebbia: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 35,165,130; shared voting power 0; sole dispositive power 35,165,130; shared dispositive power 0; aggregate amount beneficially owned 35,165,130 (7.6% of the class)

## Item 1. Issuer
Name of issuer: Airbnb, Inc.
Address of issuer's principal executive offices: 888 Brannan Street, San Francisco, CA 94103

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Joseph Gebbia (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is 888 Brannan Street, San Francisco, CA 94103.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2025, based upon 425,294,120 shares of Class A Common Stock outstanding as of October 20, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025. The ownership information assumes the conversion of the Class B common stock, par value $0.0001 per share ("Class B Common Stock") of the Issuer and exercise of stock options disclosed below into shares of Class A Common Stock of the Issuer on a one-to-one basis.

The Reporting Person is deemed to be the beneficial owner of 35,165,130 shares of Class A Common Stock, which include: (i) 576,015 shares of Class A Common Stock held of record by a trust over which the Reporting Person has investment discretion; (ii) 28,125,580 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held of record by a trust over which the Reporting Person has investment discretion; (iii) 6,444,400 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held of record by limited liability companies over which the Reporting Person has investment discretion; and (iv) 19,135 shares of Class A Common Stock subject to stock options held of record by the Reporting Person that are exercisable on or within 60 days of December 31, 2025.
Percent of class: 7.6%
Sole power to vote or to direct the vote: 35,165,130
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 35,165,130
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Pursuant to the Voting Agreement, dated as of December 4, 2020, by and among the Reporting Person, Brian Chesky, Nathan Blecharczyk, and certain affiliated trusts and entities described therein (the "Voting Agreement"), the parties to the Voting Agreement may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended. The Reporting Person disclaims beneficial ownership of the securities beneficially owned by the other parties to the Voting Agreement.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Joseph Gebbia: /s/ Joseph Gebbia, Joseph Gebbia (02/17/2026)